Filed by Versartis, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Versartis, Inc.

Commission File No. 001-36361

The following email was sent by Jay P. Shepard, President and Chief Executive Officer of Versartis, Inc., to all employees of Versartis, Inc.

Dear Versartis Employees,

I wanted to make all of you aware that over the weekend we signed a merger agreement with Aravive Biologics (Oncology/Fibrosis) and the deal will be announced this morning in a press release at 8:30 est. As most of you are aware, we have been focused on intense diligence efforts with Aravive over the past couple of weeks and as a result, the deal accelerated at a rapid pace.

I am very excited about Aravive and their exciting and unique technology aimed at treating serious cancers and certain fibrotic diseases and I look forward to sharing more about this opportunity with all of you tomorrow over lunch in the break room.

The merger process has been a long road with a lot of twists and turns and I want to thank all of you for patience and work during this time. I am truly amazed at how quickly everyone rolled up their sleeves and helped to bring the Aravive deal to a place where we could sign over the weekend.

Please keep in mind that this remains confidential until the press release is issued tomorrow morning.

I look forward to discussing more detail today over lunch. This is truly an exciting opportunity and one that can make a very big difference with patients affected by these terrible diseases.

Jay